                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This press release may not be published or distributed in or sent to the United States of America, Canada and Japan.

PRESS RELEASE

TELECOM ITALIA: TELECOM ITALIA INTERNATIONAL N.V. LAUNCHES OFFER FOR DISPOSAL OF RESIDUAL

14.78% EQUITY IN TELEKOM AUSTRIA AG

Milan, 21 January 2004 – Telecom Italia International N.V. today launched its offer regarding the disposal of its residual shareholding in Telekom Austria AG, corresponding to 14.78% of company share capital. The offer is open to institutional investors, and concerns the private placement of around 73.9 million shares.

This document does not constitute or contain an offer to sell or a solicitation of an offer to buy any securities in the United States, in Austria or elsewhere. The ordinary shares of the Company have not been and will not be sold in the United States or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. In Austria, the ordinary shares of the Company will be offered exclusively by way of a non public offering to a limited circle of persons within the scope of their business or professional activity according to Section 3/1/11 of the Austrian Capital Market Act.

Stabilisation/FSA

This press release may not be published or distributed in or sent to the United States of America, Canada and Japan.

PRESS RELEASE

TELECOM ITALIA: OFFER OF TELECOM ITALIA INTERNATIONAL N.V.’S REMAINING 14.78% EQUITY IN TELEKOM AUSTRIA AG, CORRESPONDING TO APPROXIMATELY 73.9 MILLION SHARES, NOW CLOSED

Milan, 21 January 2004 – Telecom Italia International N.V., a 100%-owned Telecom Italia subsidiary, today closed the offering of its remaining equity stake in Telekom Austria AG through the private placement with institutional investors of approximately 73.9 million shares, corresponding to 14.78% of the company's share capital.

The placement price was set at 10.55 euros per share. Gross aggregate revenues therefore correspond to 780 million euros. The settlement date is Tuesday 27 January.

Once the disposal is complete, Telecom Italia International N.V. will no longer hold any equity in Telecom Austria AG.

This document does not constitute or contain an offer to sell or a solicitation of an offer to buy any securities in the United States, in Austria or elsewhere. The ordinary shares of the Company have not been and will not be sold in the United States or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. In Austria, the ordinary shares of the Company will be offered exclusively by way of a non public offering to a limited circle of persons within the scope of their business or professional activity according to Section 3/1/11 of the Austrian Capital Market Act.

Stabilisation/FSA

PRESS RELEASE

Rome, 22 January 2004 - In regard to the exercise price for the “Warrant Azioni Ordinarie Telecom Italia ex Olivetti 1999-2004” warrants, (formerly known as “Warrant Tecnost 1999-2004” warrants), Telecom Italia wishes to state the following:

 “Warrant Azioni Ordinarie Telecom Italia ex Olivetti 1999-2004” rules include a price escalator mechanism. This yields a monthly change in the unit price for subscription shares upon exercise. The unit share subscription price has chiefly been affected by application to the initial price (€2.8 for the subscription of each Tecnost share):

•

of a 15% increase on an annual basis, between 20 August 1999 and the date upon which requests to subscribe conversion shares become effective (the tenth trading day in the month following the month in which requests are presented, prior to 31 May 2004; 30 June 2004 for requests presented between 1 and 20 June 2004, which is the option expiry date);

•

of the following adjustments:

1.

to the subscription ratio, in view of the 1:1.12 share swap ratio applied at the time of the Olivetti/Tecnost merger;

2.

to the price, a €0.159 reduction as a result of the paid Olivetti capital increase undertaken between 19 February 2001 and 9 March 2001;

3.

to the price, a €0.133 reduction as a result of the paid Olivetti capital increase undertaken between 5 November 2001 and 23 November 2001;

4.

to the subscription ratio, in view of the 1:0.471553 ratio at which Olivetti shares were replaced by shares in "new" Telecom Italia during the redistribution of share capital of absorbing company Olivetti following the merger through incorporation of Telecom Italia.

The Monte Titoli stock exchange organization is informed on a monthly basis of the unit subscription price per ordinary share. This price is also published on the company web site, in the Investor Relations section.

That stated, at the present time, in application of the above criteria and in view of the stock market trading calendar up until the warrant expiry date, the unit subscription price per ordinary share may be calculated as follows:

•

January 2004

€9.308

•

February 2004

€9.415

•

March 2004

€9.551

•

April 2004

€9.660

•

May 2004

€9.783

•

June 2004 (until expiry date: 20 June 2004)

€9.847

Telecom Italia

Media Relations

Corporate- Wireline Press Office

+3906-36882610 +39011-2287569

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      January 30th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager